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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50912

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/2012__ AND ENDING __12/31/2012__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Herndon Plant Oakley, LTD.

OFFICIAL USE ONLY
44971
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 North Shoreline Blvd., Suite 2200 South

(No. and Street)

Corpus Christi   TX   78401

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Downey, FINOP   (361) 888-7611

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC

(Name – *if individual, state last, first, middle name*)

1842 FM 1566   Celeste   TX   75423

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

DD
3/2/13

OATH OR AFFIRMATION

I, _David J. Downey_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Herndon Plant Oakley LTD._ , as of _December 31_ , 20 _12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                                                          Signature

                                                                     David J. Downey, FINOP
                                                                     _____
                                                                                          Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERNDON PLANT OAKLEY LTD.

FINANCIAL REPORT

DECEMBER 31, 2012

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Partners
Herndon Plant Oakley Ltd.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Herndon Plant Oakley Ltd. (the Partnership) as of December 31, 2012, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1842 FM 1566 W   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Herndon Plant Oakley Ltd. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 20, 2013

HERNDON PLANT OAKLEY LTD.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash and cash equivalents	$	891,113
Receivable from clearing broker/dealer		543,923
Investment advisory fees receivable		1,154,656
Miscellaneous receivables		63,319
Prepaid expenses		127,893
Note receivable		9,000
Marketable securities		37,485
Clearing deposit		100,000
Property and equipment, net of accumulated depreciation of $184,839		442,333
Deposits		10,859
TOTAL ASSETS	$	3,380,581

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable	$	424,008
Accrued expenses		119,861
Capital lease obligations		100,096
Income tax payable - state		48,770
TOTAL LIABILITIES		692,735
Partners' Capital		2,687,846
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	3,380,581

See notes to financial statements.   3

HERNDON PLANT OAKLEY LTD.
Statement of Income
Year Ended December 31, 2012

Revenue

Securities commissions	$	4,486,850
Investment advisory fees		4,568,466
Other revenue		1,042
TOTAL REVENUE		9,056,358

Expenses

Clearing and other charges	655,918
Communications	577,207
Compensation and related costs	3,333,838
Interest	2,495
Management fees to General Partner	2,844,907
Occupancy and equipment costs	460,942
Professional fees	338,157
Promotional costs	123,393
Regulatory fees and expenses	104,829
Other expenses	473,224
TOTAL EXPENSES	8,914,910

Net income before other gain and provision for income taxes	141,448
Unrealized gain on marketable securities	720
Net income before provision for income taxes	142,168
Income taxes - state	48,141
NET INCOME	$ 94,027

See notes to financial statements.   4

HERNDON PLANT OAKLEY LTD.
Statement of Partners' Capital
Year Ended December 31, 2012

	General Partner	Limited Partners	Total
Balances at December 31, 2011	$ 25,938	$ 2,567,881	$ 2,593,819
Net income	940	93,087	94,027
Balances at December 31, 2012	$ 26,878	$ 2,660,968	$ 2,687,846

HERNDON PLANT OAKLEY LTD.
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities:

Net income	$ 94,027
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	62,720
Unrealized gain on marketable securities	(720)
Loss on disposal of property and equipment	2,527
Changes in assets and liabilities	
Increase in receivable from clearing broker/dealer	(39,380)
Increase in investment advisory fees receivable	(254,579)
Increase in miscellaneous receivable	(43,018)
Increase in prepaid expenses	(52,019)
Decrease in clearing deposits	10,000
Increase in accounts payable	262,225
Increase in accrued expenses	6,773
Increase in income tax payable - state	1,425
Net cash provided by operating activities	49,981

Cash flows from investing activities:

Purchase of property and equipment	(49,721)

Cash flows from financing activities:

Payments on capital lease obligations	(11,255)
Net decrease in cash and cash equivalents	(10,995)
Cash and cash equivalents at beginning of year	902,108
Cash and cash equivalents at end of year	$ 891,113

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 2,495
Income taxes - state	$ 46,716

Non-Cash Investing and Financing Activities:

The Company financed the purchase of property and equipment with a fair value of $111,351 through capital lease obligations during the year ended December 31, 2012.

See notes to financial statements.   6

Note 1 - **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business:

Herndon Plant Oakley Ltd. (the Partnership), a Texas limited partnership, was formed in January 1998 for the purpose of providing financial services, including securities brokerage and investment advisory services. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership is also registered with the SEC pursuant to Section 203 of the Investment Advisors Act of 1940. The Partnership's customers are primarily individuals located throughout the United States.

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is Herndon Plant Oakley I Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2030, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Fair Value of Financial Instruments</u>

Cash, receivables and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

<u>Cash Equivalents</u>

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

<u>Marketable Equity Securities</u>

Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

<u>Property and Equipment</u>

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided for using straight line methods over the estimated useful lives of primarily five to seven years.

<u>Security Transactions</u>

Security transactions and commission revenue and the related expenses are recorded on a trade date basis.

<u>Investment Advisory Fees</u>

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

<u>Advertising Costs</u>

The Partnership expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

HERNDON PLANT OAKLEY LTD.
Notes to Financial Statements
December 31, 2012

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes</u>

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to state income taxes.

As of December 31, 2012, open Federal tax years include the tax years ended December 31, 2009 through December 31, 2011.

Note 2 - <u>Transactions with Clearing Broker/Dealer</u>

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Partnership, with a monthly minimum charge of $10,000. The agreement also requires the Partnership to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer. The agreement contains provisions for a termination fee payable to the clearing broker/dealer should the Partnership terminate the agreement prior to 2013.

Note 3 - <u>Net Capital Requirements</u>

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Partnership had net capital of $461,188, which was $211,188 in excess of its net capital requirement $250,000. The Partnership's net capital ratio was 1.50 to 1.

Note 4 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

In accordance with FASB ASC 820, the following table summarizes the valuation of the Partnership's investments by the fair value hierarchy levels as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Marketable equity securities	$ 37,485	$ -	$ -	$ 37,485

Marketable equity securities are valued using level 1 inputs based on unadjusted quoted market prices within active markets. Cost and fair value of marketable equity securities at December 31, 2012, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$ 44,100	$ -	$ 6,615	$ 37,485

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture, fixtures and equipment	$	383,814
Leasehold improvements		243,357
		627,171
Accumulated depreciation		(184,838)
	$	442,333

Depreciation expense for the year was $62,720 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Partnership has $1,367,408, or approximately 40%, of its total assets in money market funds, commissions receivable, marketable securities, and a clearing deposit held by or due from its clearing broker/dealer.

Note 7 - Lease Commitments

The Partnership leases various types of office equipment and office space generally over periods ranging up to five years. Certain leases essentially transfer the risks of ownership and are accounted for as capital leases.

Leased property under capital leases at December 31, 2012 includes:

Equipment	$	111,351
Less accumulated amortization		(7,423)
	$	103,928

Note 7 - Lease Commitments (continued)

Amortization (included in depreciation and amortization expense), based on a rate of 20% using the straight line method, amounts to approximately $7,423 for 2012.

At December 31, 2012, the future minimum lease payments under capital leases and rental payments required under operating leases are presented as follows:

	Capital Leases	Operating Leases
2013	$ 41,249	$ 272,039
2014	41,249	254,226
2015	27,499	139,794
2016	-	82,181
2017	-	48,400
Thereafter	-	-
	109,997	$ 796,640
Less amount representing interest	9,901	
Present value of minimum lease payments	$ 100,096	
Current maturities	$ 35,376	
Noncurrent maturities	64,720	
	$ 100,096	

Total rent expense for the year under operating leases was $429,549 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements).

Note 8 - Related Party Transactions

The Partnership and the General Partner are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

The General Partner manages and controls the business affairs of the Partnership and is entitled to receive a management fee for such services. The management fee is determined by the affirmative vote of a majority in interest of the limited partners and is not consummated on terms equivalent to arms length transactions. The management fee for the year ended December 31, 2012 was $2,844,907.

The Partnership has a note receivable from an employee bearing interest at 6% with a remaining balance at December 31, 2012 of $9,000.

Note 9 - <u>**401(k) Profit Sharing Plan**</u>

The Partnership adopted the Herndon Plant Oakley Ltd. 401(k) Profit Sharing Plan (the Plan) effective June 1, 1999.

The Partnership did not contribute any matching amounts for 2012.

The Plan also provides a profit sharing component where the Partnership can make a discretionary contribution to the Plan, which is allocated based on the compensation of eligible employees. Discretionary profit sharing contributions for the year totaled $124,692 and are reflected in the accompanying statement of income as compensation and related costs.

Note 10 - <u>**Contingencies**</u>

The are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 11 - <u>**Subsequent Events**</u>

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2012, through February 20, 2013, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Partnership's financial statements.

HERNDON PLANT OAKLEY LTD.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2012

Total partners' capital qualified for net capital	$	2,687,846
Deductions and/or charges		
Non-allowable assets:		
Petty cash		200
Receivable from clearing broker/dealer		404,621
Investment advisory fees receivable		1,154,656
Miscellaneous receivables		63,319
Prepaid expenses		127,893
Note receivable		9,000
Property and equipment, net		442,333
Deposits		10,859
Total deductions and/or charges		2,212,881
Net capital before haircuts		474,965
Haircuts on securities:		
Cash equivalents		8,154
Marketable securities		5,623
Total haircuts on securities		13,777
Net Capital	$	461,188
Aggregate indebtedness		
Accounts payable	$	424,008
Accrued expenses		119,861
Capital lease payable		100,096
Income tax payable - state		48,770
Total aggregate indebtedness	$	692,735
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or		
6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	211,188
Ratio of aggregate indebtedness to net capital		1.50 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2012 as filed by Herndon Plant Oakley, Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3**

To the Partners
Herndon Plant Oakley Ltd.

In planning and performing our audit of the financial statements of Herndon Plant Oakley Ltd.
(the Partnership), as of and for the year ended December 31, 2012, in accordance with auditing
standards generally accepted in the United States of America, we considered the Partnership's
internal control over financial reporting (internal control) as a basis for designing our auditing
procedures for the purpose of expressing our opinion on the financial statements, but not for the
purpose of expressing an opinion on the effectiveness of the Partnership's internal control.
Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal
control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the Partnership including
consideration of control activities for safeguarding securities. This study included tests of such
practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in
making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital
under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule
15c3-3. Because the Partnership does not carry securities accounts for customers or perform
custodial functions relating to customer securities, we did not review the practices and
procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and
    recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and procedures can be expected to
achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and
the practices and procedures are to provide management with reasonable but not absolute
assurance that assets for which the Partnership has responsibility are safeguarded against loss
from unauthorized use or disposition and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists
additional objectives of the practices and procedures listed in the preceding paragraph.

1842 FM 1566 W   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 20, 2013

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners
Herndon Plant Oakley Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Herndon Plant Oakley Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Herndon Plant Oakley Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Herndon Plant Oakley Ltd.'s management is responsible for Herndon Plant Oakley Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (checks written) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (FOCUS IIA Income/Expense Summary) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

17

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 20, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
050912  FINRA  DEC
HERNDON PLANT OAKLEY LTD      18*18
800 N SHORELINE BLVD STE 2200 SOUTH
CORPUS CHRISTI TX 78401-3756
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Downey (800) 888-4894

2. A. General Assessment (item 2e from page 2) .... $ 16,172.86

   B. Less payment made with SIPC-6 filed (exclude interest) (8,172.00)

   _____
   Date Paid

   C. Less prior overpayment applied (_____)

   D. Assessment balance due or (overpayment) 8,000.86

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 8,000.86

   G. PAID WITH THIS FORM: ·
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 8.000.86

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Herndon Plant Oakley LTD
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Designated Principal
(Title)

Dated the _____ day of _____, 20 _____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

$ 9,056,332

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining Item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

2,028,631

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

558,556

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

2,587,187

Total deductions

$ 6,469,145

2d. SIPC Net Operating Revenues

$ 16,172.86

2e. General Assessment @ .0025

(to page 1, line 2.A.)

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